Filed by Genaissance Pharmaceuticals, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lark Technologies, Inc.
Commission File No.: 033-90424

The following is the text of an email sent by Kevin Rakin, President and Chief Executive Officer of Genaissance Pharmaceuticals, Inc., and Carl Balezentis, President and Chief Executive Officer of Lark Technologies, Inc., to employees of the respective companies.

January 5, 2004

To all Genaissance Pharmaceuticals and Lark Technologies Employees:

As we begin this New Year, we wanted to take the opportunity to communicate once again with all of our employees on the upcoming merger and transition plan.

On Friday, December 19, we were pleased to announce the signing of a merger agreement between Genaissance Pharmaceuticals and Lark Technologies. The combination of our two companies will create a "new" Company that will allow us to better capitalize on a strong genomic analysis services business while continuing to grow and develop proprietary products and technologies. The new Company will be known as Genaissance Pharmaceuticals, while Lark Technologies will operate as a subsidiary and maintain its brand in the marketplace. We will continue to be a NASDAQ-traded company under the symbol "GNSC." The overriding reason for merging the two companies is because we share a common vision—to create a leading company that can capitalize on the opportunities inherent in commercializing genomics. Some of the specific reasons for merging are as follows:

—We have complementary product lines, including GLP & research sequencing and GLP & research DNA banking and genotyping;

—We have a growing business with 2004 pro-forma revenues in excess of $25M;

—We expect to generate additional funds for the development of proprietary product programs;

—Lark has a successful European operation that can be further leveraged with additional products and services;

—When our two sales & marketing and business development teams are combined, we'll have a worldwide team of sales and marketing professionals and distributors;

—We have common customers and combined, we'll have a broader and deeper client base and the ability to cross-sell services and technologies; and

—Genaissance has started to penetrate the Japanese market and both companies see significant business opportunities in the Pacific Rim.

Each Board of Directors has unanimously approved the merger. The expected timeline, to formally complete the merger, is as follows:

—A draft of required documents will be sent to the SEC in mid-January.

—We hope to receive final approval for the documents from the SEC within a month of filing.

—After final approval has been received, a proxy and joint prospectus will be sent to all stockholders of Genaissance Pharmaceuticals and Lark Technologies, and a meeting of the shareholders of each company will be scheduled for approximately one month later.

This timeline of events should lead to a closing of the planned transaction by the end of March 2004. Meanwhile, we will operate as independent businesses, but we will begin preparing for the close and, most importantly, begin to seek new business based on our combined expertise.

We have also begun the transition planning process, which includes the integration of the two companies' infrastructure, human resources policies and benefits and systems into a more efficient and effective united entity. We encourage your feedback and questions as we move through this process and invite you to speak with members of your management team. We'll also provide regular updates during this interim period.

We look forward to a wonderful 2004 as we are now poised to do together what neither of our companies could have accomplished alone. This merger should create numerous opportunities for personal and professional growth. We look forward to creating one team that can become the leading genomic analysis business, spanning discovery, development and product marketing.

Best wishes for a successful 2004.

Kevin and Carl